Exhibit 2
                                                                       ---------


                              WPP GROUP plc ("WPP")


WPP announces that on 10 July 2007 it acquired 150,000 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of 741.6199p per share.